U.S. Securities and Exchange Commission

Washington, DC 20549

Notice of Exempt Solicitation

Submitted Pursuant to Rule 14a-6(g)

1. Name of the Registrant: Starbucks Corporation (SBUX)

2. Name of person relying on exemption: The Comptroller of the City of New York, on behalf of the New York City Employees’ Retirement System, Teachers’ Retirement System of The City of New York, New York City Police Pension Fund, and the New York City Fire Pension Fund

3. Address of person relying on exemption: 1 Centre Street, 8th Floor, New York, New York 10007

4. Written materials required to be submitted pursuant to Rule 14a-6(g)(1):

•	Remarks of Michael Garland, Assistant Comptroller, Corporate Governance and Responsible Investment, Bureau of Asset Management, Office of the New York City Comptroller– March 13, 2026 Investor Webinar on Starbucks’ 2026 director election

Remarks by Michael Garland, Assistant Comptroller, Corporate Governance and Responsible Investment, Bureau of Asset Management, Office of the New York City Comptroller– March 13, 2026 Investor Webinar on Starbucks’ 2026 director election

Let me walk through our engagement history with Starbucks — it shows why director accountability matters here. The board's retreat from oversight and investor engagement was stark, and I believe the escalating labor conflict we see today followed directly from it.

When unionization began spreading across Starbucks stores in December 2021 — with an NLRB judge later finding the company engaged in egregious and widespread misconduct — we engaged. By February 2022, we had secured a meeting with CEO Kevin Johnson.

As Starbucks’ labor violations have mounted, we have used a range of tools to raise our concerns: letters to independent directors and management, meetings with three different Starbucks CEOs as leadership changed, and a shareholder proposal requesting an independent assessment of Starbucks' adherence to its own global labor commitments. That proposal received majority shareholder support in 2023, a clear mandate from the shareholder base.

The board responded. They commissioned an assessment, but when Independent Chair Hobson and Director Knudstorp transmitted an abridged report to shareholders in December 2023, we believe that they framed the findings more favorably than the substance warranted. We believe that what it actually found was far less reassuring: the company was unprepared for union organizing; its Global Human Rights Statement was not a material consideration in management's response to its workers’ organizing efforts; and there were several instances where there was an "absence of strong and clear governance." It also found that after nearly two years, not a single collective bargaining agreement was in place” It also warned that “with each side pointing fingers, substantive dialogue will not move forward" and called on Starbucks to “redouble its efforts to change this.” The assessment concluded that “this issue will not resolve without Starbucks’ engaging constructively with the union.”1 That conclusion remains prescient given today’s impasse.

At the time, the board did engage directly and substantively with us, including two meetings within four months with Independent Chair Hobson and Knudstorp. The board also took a meaningful governance step: establishing the EPCI Committee in late 2023, with labor relations oversight as its primary responsibility. Ms. Ford served as its Chair, and Mr. Knudstorp as a member.

This is how boards should work — sustained oversight of complex risks happens at the committee level. By that standard, the EPCI Committee's creation was an acknowledgment that labor relations had become exactly that kind of risk. We viewed it as a genuine institutional commitment —— one the board itself reinforced in its 2024 proxy statement.

Progress followed. In February 2024, Starbucks announced that it had agreed with the union that they would begin discussions on a foundational framework designed to achieve collective bargaining agreements, including a fair process for organizing, and the resolution of some litigation. SOC withdrew its director nominees, ending a proxy fight centered around labor relations oversight. By September 2024, approximately 10,500 workers at 500 stores had unionized, and collective bargaining was proceeding. Although incoming Chairman and CEO Brian Niccol publicly reaffirmed the company's commitment to engage constructively and in good faith with the union, the promise proved short-lived. Subsequent mediation efforts failed. New unfair labor practice charges — including allegations of failure to bargain in good faith and retaliatory firings — began rising again, with more than 125 filed since January 2025 alone.

The pivot was abrupt — and it came with Niccol's arrival. When he joined as CEO in September 2024, the board combined the roles of Chair and CEO under him — eliminating the independent chair structure and concentrating authority in a single executive now overseeing the very labor relations that had been under the purview of directors on the EPCI Committee. Independent Chair Hobson, who had been a primary board-level engagement counterpart, left the board. Knudstorp, also a primary engagement counterpart, assumed the role of Lead Independent Director — the board's most senior independent role — at precisely the moment that independent director oversight and engagement were declining.

Our engagement requests to both Directors Knudstorp and Ford in 2025 and into 2026 went unanswered — a striking departure given our prior direct engagement with Mr. Knudstorp. It was only after we launched this vote no campaign that our requests received a response. The board overseeing these issues is increasingly a board shaped by the executive whose management of labor relations is at issue.

Mounting labor conflict is a headwind to the turnaround that Niccol has staked his tenure on — and without a constructive relationship with its unionized workforce, sustaining it may prove difficult.

My colleague, Kyle Seeley from the New York State Common Retirement Fund, will address what happened next.

1 https://about.starbucks.com/uploads/2023/12/Abridged-GHRS-Report.pdf